SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Comunications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL REDUCES ITS STAKE IN ENAGAS TO 5%, AHEAD OF

THE TERM ESTABLISHED BY CURRENT LAW

•	The company has reduced its stake in the Technical Manager of the Gas System in the last few years in an orderly manner, without affecting value.

GAS NATURAL has completed the reduction of its participation in ENAGAS, S.A. to not more than 5%, in compliance with current laws and before the end of the specified term of January 1, 2007.

Since 2004, GAS NATURAL has been making ordered and gradual sales of its equity interest in ENAGAS, S.A. without affecting value, and has complied with its legal obligation four months before the deadline for completing the sale.

In June 2002, GAS NATURAL launched an offer for the sale of 65% of its holdings in ENAGAS, S.A., to comply with the provisions of Decree-Law 6/2000, pursuant to which the participation of a single corporate group was limited to 35% of the share capital of Enagás.

Subsequently, Law 62/2003 December 30 established the obligation for GAS NATURAL to reduce its stake in the Technical Manager of the Gas System to a percentage not exceeding 5% before January 1, 2007. According to this law, the maximum participation of any legal or natural person in Enagás must not exceed 5% of the share capital.

Barcelona, August 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: August 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer